

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Shawn Tabak
Chief Financial Officer
Porch Group, Inc.
411 1st Avenue S., Suite 501
Seattle, WA 98104

> **Re: Porch Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **Form 8-K furnished May 10, 2023**
> **File No. 001-39142**

Dear Shawn Tabak:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Measures and Operating Metrics, page 60

1. Considering the significance of the insurance segment to your results, please tell us and in future filings disclose the key performance metrics you use in managing and evaluating performance of your insurance operations. In this regard, we note that in your first quarter 2023 earnings release you include gross written premiums and premium retention rate as key performance indicators and disclose the number of policies in the quarterly highlights. Also, in recent investor presentations you disclose gross loss ratio and annualized revenue per policy. Regarding such metrics, please tell us and disclose whether such metrics include warranties and are based on only policies directly written by the company. If not, include additional disclosure to provide sufficient context for the disclosures. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Shawn Tabak
Porch Group, Inc.
June 29, 2023
Page 2

Segment Results of Operations, page 74

2.   Please revise to remove Total segment adjusted EBITDA (loss). Refer to question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs).

Consolidated Financial Statements
Note 17. Segment Information, page 144

3.   Please revise to remove "Corporate and Other" from the determination of the Total segment adjusted EBITDA (loss). In this regard, you disclose that the company has two operating/reportable segments: Vertical Software and Insurance. Refer to paragraphs 50-1 through 50-4 of ASC 280-10-50. Similar concerns apply to the disclosure on page 75.

Form 8-K furnished May 10, 2023

Exhbit 99.1
Non-GAAP Financial Measures, page 7

4.   Please revise your non-GAAP reconciliations to address the following:
- Remove Total segment Adjusted EBITDA (loss) from your segment Adjusted EBITDA disclosures. Refer to Question 104.04 of the Non-GAAP C&DIs.
- Remove "Corporate and Other" from your segment Adjusted EBITDA disclosures as this does not appear to be a reportable segment.
- Start your reconciliation of consolidated Adjusted EBITDA (loss) with the most directly comparable GAAP measure, net loss. Refer to Question 102.10(b) of the Non-GAAP C&DIs.

5.   We note your disclosure that excluding the $15 million impact from the hardened reinsurance market, Adjusted EBITDA (loss) would have decreased to a loss of approximately $7 million. Please tell us how you arrived at the $15 million adjustment and explain how you considered the guidance in Question 100.04 of the Non-GAAP C&DIs when disclosing this presentation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology